

Mail Stop 4720

June 13, 2016

Graham Lumsden
Chief Executive Officer and Director
Motif Bio plc
One Tudor Street
London, EC4Y 0AH
United Kingdom

> **Re:** **Motif Bio plc**
> **Draft Registration Statement on Form F-1**
> **Submitted May 17, 2016**
> **CIK No. 0001674657**

Dear Mr. Lumsden:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note the press release you issued on January 25, 2016 and the interview Mr. Lumsden did with StockTube on the same day.  In the press release and the interview, you announce that you have hired a US healthcare investment bank to advise on your future financing options and that you are exploring the capital markets in the U.S., including the potential for a NASDAQ listing.  Please provide us with your analysis as to how this complies with Section 5 of the Securities Act.

2.   Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

Prospectus Summary

General

3.      Please define each of the following terms at first use:
- diaminopyrimidine
- nephrotoxicity
- Gram-positive
- QT

4.      We note your statements here and throughout the prospectus that iclaprim has "demonstrated efficacy," a "demonstrated safety profile," or was "safe and well-tolerated." Because FDA approval is dependent on the agency making a formal determination that a drug is both safe and effective, it is premature for you to describe your clinical stage products as either safe or effective, or that the results of any of your trials demonstrated or established safety or efficacy. Please remove or revise these statements.

Risks Associated With Our Business, page 4

5.      We note your disclosure on page 11 that you have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial or obtain regulatory approval. Please revise the first risk in this section to provide such disclosure.

6.      Please revise the second risk in this section to quantify your operating losses for the most recent fiscal year and your total accumulated deficit.

Risk Factors

If We Or Our Licensors Are Unable To Obtain And Maintain Effective IP Rights…, page 28

7.      We note your statement that you rely on patents to protect the intellectual property related to your technologies and product candidates. We also note, however, that based on your disclosure on page 86, you currently do not appear to have any active patents. Please revise your statement to clarify that you do not currently own any patents.

Capitalization, page 53

8.      We note that you provide your capitalization as of December 31, 2015. Please revise your disclosure to provide a statement of capitalization as of a date no earlier than 60 days prior to the date of the document. Please also provide a statement of indebtedness. Refer to Item 3.B of Form 20-F.

The JOBS Act, page 62

9.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Other Commitments, page 66

10.     We note your disclosure that you are obligated to make future payments to third parties pursuant to agreements under which you acquired the rights to iclaprim, including royalties.  Please explain what other payments you are required to make under these agreements, including whether you may be obligated to make future milestone payments. Please also file these agreements as exhibits to your registration statement, including the Acino-LSMG agreement and the sale and purchase agreement between F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc. and Arpida Ltd referenced in Note 9 to your financial statements).  Please also include a materially complete description of these agreements in your registration statement.  See Item 10.C. of Form 20-F.

Business

Company Overview, page 67

11.     We note that you are conducting two REVIVE Phase 3 clinical trials in ABSSSI and plan to initiate Phase 3 clinical trials in patients with HABP.  Please disclose whether you currently have any active INDs, specifying the filing date(s), the names under which the INDs were submitted and the product candidates and indication(s) for which you have any active INDs.

Clinical Development Plans, page 75

12.     Please disclose why the FDA revised the required noninferiority margin for the Phase 3 clinical trial conducted by Arpida after completion of the trial.  Please also disclose if the FDA had any particular feedback or concerns related to the method, structure or results of the Phase 3 trial.

13.     We note your statement on page 76 that "successful completion of this pivotal Phase 3 trial would satisfy both FDA and EMA requirements for regulatory approval."  Please remove or revise this language as it suggests that approval is assured.

Clinical Experience, page 77

14.    We note your disclosure that iclaprim has completed a total of two Phase 3, two Phase 2 and 14 Phase 1 clinical trials, in which more than 600 patients have been dosed.  Please clarify throughout this section whether you or Arpida completed these clinical trials.

15.    We note your statement on page 79 that the deaths in both iclaprim studies were "assessed by the investigators as unrelated to the study drug."  Please disclose the cause of the deaths as determined by the investigators.

Preclinical Development, page 81

16.    We note your reference to a "recent worldwide microbiological survey."  Please disclose whether this survey was conducted by a third party, and, if so, whether you commissioned the survey.  Please also provide us supplementally with a copy of the survey.

Intellectual Property, page 86

17.    We note your disclosure that a provisional patent application covering the fixed dose of iclaprim being used in your Phase 3 trials has been filed.  Please expand your disclosure to include whether the patent application will be owned or licensed from a third party and the type of patent protection (composition of matter, use or process).

Financial Statements

Statement of changes in equity, page F-5

18.    Tell us why you record share-based payments and issue of warrants to acquire assets as accumulated deficit rather than share premium.

Statement of cash flows, page F-6

19.    Explain to us why $360,060 in 2014 is reported as a decrease in net cash used by operating activities rather than a non-cash transaction.

Notes to Consolidated Financial Statements

1. General information

Group reorganization and initial public offering, page F-7

20.     Please demonstrate for us the calculation of the group reorganization reserve as the
         difference between the "nominal value of the shares of the Company issued to the former
         stockholders of Motif BioSciences, Inc. and the share capital and share premium of Motif
         BioSciences, Inc. at the date of the transaction."  In particular, explain how the share
         capital and share premium of Motif BioSciences, Inc. relates to equity at December 31,
         2014.

4a. Other income, page F-19

21.     Note 4a discloses $360,060 as forgiveness of debt in 2014, while Note 19 discloses
         $284,842.  Please revise the disclosure as necessary.

4b. Breakdown of expenses by nature, page F-19

22.     Tell us why you do not breakdown research and development costs by nature.

9. Intangible assets, page F-23

23.     You disclose that that the acquisition of Nuprim Assets was finalized on December 31,
         2014 but it was not recorded until April 2, 2015.  Please explain to us this apparent
         inconsistency.

13. Other interest bearing loans and borrowings, page F-26

24.     Please explain how the issuances of ordinary shares in connection with the conversions of
         promissory notes, notes payable to Amphion Innovations plc and four promissory notes
         issued in January 2015 relate to the applicable share and dollar amounts disclosed in Note
         15.  In particular, explain where the conversion of notes payable to shareholders into
         "ordinary shares of the Company of U.S. $2,079,086" is disclosed in Note 15.

14. Share-based payments, page F-27

25.     Explain to us why the weighted average exercise price for options granted during 2015 is
         $0.372 in the table at the top of page F-28 but $0.53 in the table below.

Item 7.  Recent Sales of Unregistered Securities

26.	With respect to each sale of unregistered securities in the past three years, to the extent not already provided, please disclose the following:

- o  date of sale,
- o  name of persons or class of persons to whom the securities were sold,
- o  for securities sold for cash, the aggregate amount you received, and
- o  for securities not sold for cash, the nature and aggregate amount of consideration received.

Refer to Item 701(a) to (c) of Regulation S-K.

Exhibit Index

27.	Please list and, when available, file as an exhibit the Deposit Agreement and the specimen American Depositary Receipt.

	You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

				Sincerely,

				/s/ Erin K. Jaskot, *for*

				Suzanne Hayes
				Assistant Director
				Office of Healthcare and Insurance

cc:	Aron Izower
	Reed Smith LLP